Exhibit 99.1

ASM International N.V.

ASM International Announces Succession of

Management of ASM Pacific Technology

BILTHOVEN, The Netherlands and HONG KONG, July 31, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) and its 54%-owned subsidiary, ASM Pacific Technology Ltd (ASMPT; Hong Kong Exchanges: 522) today announced that Patrick Lam, Managing Director and Chief Executive Officer of ASMPT since its inception, is officially retiring from ASMPT and ASM International at year-end 2006. W.K. Lee, currently Managing Director of ASMPT’s Southern Region, a more than 25 years veteran with ASMPT, will assume the position of Chief Executive Officer of ASMPT effective January 1, 2007.

ASMPT Co-founder and CEO

Co-founder and CEO of ASMPT, Mr. Lam has served at its helm for 31 years, since the Company’s formation in 1975. Under his leadership, ASMPT has grown from a zero base to become the largest and most profitable company in the semiconductor assembly and packaging equipment industry sector. “Like those visionary companies’ key architects (detailed in the bestselling Built to Last) who remained in office for an average of 32 years, it is now time for me to reorder my priorities in life,” said Mr. Lam. He plans to spend the next decade doing voluntary work, including teaching at the university post-graduate level, mentoring young entrepreneurs, advising emerging growth companies, and consulting with ASMPT when requested. “This move also affords my colleagues the opportunity to take ASMPT to the next level of growth,” added Mr. Lam.

“Patrick Lam’s contribution to ASM has been enormous,” stated Arthur del Prado, Chairman of ASMPT, and President and CEO of parent Company, ASM International. “While we wish Patrick would remain at the helm of ASMPT for another 30 years, we respect his decision to pursue different contributions to the society that have been on hold for many years. At the same time, we feel confident that, in the future, Patrick will not stray far from the company he has built so successfully.” At the request of the ASMPT Board of Directors and the majority shareholder, and in order to ensure an orderly transition of management responsibilities, Mr. Lam will continue at ASMPT as its Honorary Chairman through June 2007.

Management Continuity

“Management continuity has been a top priority at ASMPT for many years,” continued Mr. del Prado. “One of Patrick’s great strengths has been in nurturing a highly effective management team. The new executive team members have, on average, 25 years with ASMPT, and are seasoned professionals with experience that far exceeds their counterparts in the industry.”

According to Mr. Lam, “the selection of the management team was based upon their ability to stimulate the company’s growth and adjust to new challenges, while preserving the core values of the Company.” He continued, “Our management style is consistent; we are all very hands-on, and believe in teamwork. Because of our deep involvement in the early years of the Company, the team is thoroughly committed to the long-term growth and development of ASMPT.”

Executive Office Formed

Effective January 1, 2007, the ASM Pacific Technology Ltd. executive office will be composed of Peter Lo (Lo Tsan Yin, Peter) (57), Vice Chairman of the Board; W.K. Lee (Lee Wai Kwong) (51), Chief Executive Officer; and James Chow (Chow Chuen, James) (49), Chief Operating Officer.

Peter Lo, Designated Vice Chairman of the Board, ASMPT

Peter Lo has been a member of the ASMPT management team for over 25 years, leading its sales and marketing since joining the Company in 1980. He is currently Managing Director of ASMPT’s Northern Region, which includes Hong Kong, Mainland China, Taiwan, Korea, Japan and the Philippines. He has played a pre-eminent role both in the development of the Group’s business and in leading the product development and manufacturing of ASMPT’s equipment products. He holds a Bachelor of Science Degree in Electronic Engineering from the University of Southampton, England.

W.K. Lee, Designated Chief Executive Officer, ASMPT

W.K. Lee currently serves as Managing Director of ASMPT’s Southern Region, overseeing operations in Singapore, Malaysia, Thailand, Indonesia and India, in addition to the Group’s European and American activities. Joining ASMPT in 1980 as a software engineer, Mr. Lee moved up the ranks in product development before assuming the position of General Manager of the then newly formed Singapore operations in 1990. He has been instrumental in the rapid developments of ASMPT’s operations in Singapore and Malaysia. A graduate of the Chinese University of Hong Kong, with both a Bachelor of Science and a Master of Science degree in Electronic Engineering, Mr. Lee also holds a Master degree in Business Administration from the National University of Singapore.

James Chow, Designated Chief Operating Officer, ASMPT

James Chow is currently Managing Director of ASMPT’s China operation. Since joining ASMPT in 1982, he has held positions in marketing, engineering, and manufacturing. Mr. Chow oversees all technical and logistical operations in Mainland China, and has made major contribution in building the complex, yet flexible, structure of the Company’s factories in Shatoujiao and Fu Yong, Shenzhen. He holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong, and a Master of Science in Manufacturing Systems Engineering from the University of Warwick, England.

Additional background on the executive team is available on the websites of ASM Pacific Technology and ASM International.

About ASM

ASM Pacific Technology Ltd., with headquarters in Hong Kong and operations in Shenzhen, China, Singapore and Malaysia is a leading supplier of a full line of assembly and packaging equipment and process solutions for the semiconductor, photonics and optoelectronics industries. ASM’s financial strength and R&D resources allow the Company to provide customers with total solutions, process innovations, package development and factory automation. For further information, visit www.asmpacific.com.

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

ASM Pacific Technology
Patrick Lam	+ 852 2424 2021

ASM International
Arthur del Prado (on 31 July 2006)	+31 30 229 8506
Naud van der Ven (from 1 August 2006 onwards)	+31 30 229 8540